

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

<u>VIA E-mail</u>
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

> **Re: Signal Advance, Inc.**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form S-1**
> **Submitted July 17, 2013**
> **CIK No. 0001545061**

Dear Mr. Hymel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Statement of Cash Flow, page 61</u>

1.   We note the statement of cash flow for the period ended June 30, 2013 shows $1,000,000 for capital investment that relates to intellectual property expenses as shown on your statements of income and expense for the period ended June 30, 2013. Capital investment appears to be a non-cash item which should be presented under operating activities as an adjustment to reconcile net income to cash provided by operations. Further, it is not a supplemental disclosure. Please revise this statement accordingly.

Results of Operations, page 71

Expenses, page 71

2.   Please provide a discussion of material changes in your results of operations between the interim periods presented. In this regard, we note the $1,020,333 intellectual property expense for the period June 30, 2013. Refer to Item 303(b)(2) of Regulation S-K and our prior comment 23 in our letter dated December 20, 2012.

Exhibit 23.1

3.   We note that the amended Form S-1 filed on July 17, 2013 does not include a dated consent of your independent accountants. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Signatures

4.   Please ensure that your chief financial officer and your chief accounting officer or controller have signed your registration statement as required by the instructions to Form S-1.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director

cc: (via e-mail): Richard C. Seltzer, Esq.